Exhibit 99.4

Execution Version

TRUST AGREEMENT

THIS TRUST AGREEMENT (this "Agreement") is made this 16th day of April, 2021

AMONG:

JAY S. HENNICK, an individual resident in the City of Toronto, Ontario

("Jay")

- and -

HENSET CAPITAL INC., a corporation existing under the laws of the Province of Ontario

("Henset")

- and -

COLLIERS INTERNATIONAL GROUP INC., a corporation amalgamated under the laws of the Province of Ontario

("Colliers")

- and-

TSX TRUST COMPANY, a trust company existing under the laws of Canada duly authorized to carry on the business of a trust company in the Province of Ontario and having an office in the City of Toronto, in the Province of Ontario

(the "Trustee")

RECITALS:

A.	the authorized capital of Colliers consists of an unlimited number of preference shares, issuable in series, an unlimited number of multiple voting shares (the "Multiple Voting Shares") and an unlimited number of subordinate voting shares (the "Subordinate Voting Shares");

B.	as at the date hereof, Henset owns 1,325,694 Multiple Voting Shares, representing all of the issued and outstanding Multiple Voting Shares, and Henset, Jay and their respective associates (which includes, for the avoidance of doubt, The Jay & Barbara Hennick Family Foundation (the "Foundation") for so long as Jay and his immediate family controls the Foundation) and affiliates, beneficially own 1,325,694 Multiple Voting Shares and 5,350,383 Subordinate Voting Shares, including 345,014 Subordinate Voting Shares issuable upon the conversion of the 4.00% Convertible Senior Subordinated Notes of Colliers due 2025. All of the issued and outstanding voting securities of Henset are owned by Jay

C.	all of the issued and outstanding Subordinate Voting Shares are listed on the Toronto Stock Exchange (the "TSX") and The Nasdaq Stock Market ("NASDAQ");

D.	Jay, Henset, Colliers and The Equitable Trust Company were subject to a trust agreement (the "Original Trust Agreement") made as of the 22nd day of June, 1993, which Original Trust Agreement was amended and superseded by a new trust agreement (the "Current Trust Agreement") entered into among the parties hereto in connection with the appointment of the Trustee as the successor trustee;

E.	the Original Trust Agreement and Current Trust Agreement were entered into to ensure that the Subordinate Voting Shares would be and continue to be listed on TSX and that the holders from time to time of Subordinate Voting Shares would not be deprived of rights under applicable take-over bid legislation to which they would have been entitled in the event of a take-over bid if the Multiple Voting Shares and the Subordinate Voting shares were considered to be a single class of shares;

F.	Jay, Henset, Colliers and others have entered into a transaction agreement (the "Transaction Agreement") made the 26th day of February, 2021 pursuant to which, among other things, Jay, Henset and Colliers agreed to enter into this Agreement (which is in addition to the Current Trust Agreement) to provide for the sunset provisions for the Multiple Voting Shares and a restriction on the ability to sell the Multiple Voting Shares for consideration which is greater than 115% of the market price of the Multiple Voting Shares;

G.	Colliers, Henset and Jay wish to constitute the Trustee as the trustee for the holders from time to time of the Subordinate Voting Shares for the purposes hereinafter set forth with the intent that such holders, through the Trustee, will receive the benefit of the covenants of Colliers, Henset and Jay contained in this Agreement; and

H.	the foregoing recitals are made as representations and statements of fact by Jay, Henset and Colliers and not the Trustee.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises herein contained and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto covenant and agree as follows:

1.            No Multiple Voting Shares owned by Henset may be sold, directly or indirectly, at a price greater than the market price (as hereinafter defined) of the Subordinate Voting Shares on the date of any agreement to sell such Multiple Voting Shares, unless such sale is made: (a) through the facilities of NASDAQ or the TSX; (b) pursuant to a take-over bid which satisfies the requirements of Section 2 of the Current Trust Agreement; (c) pursuant to a transaction other than a take-over bid where there is a concurrent offer made to purchase Subordinate Voting Shares from, or for the acquisition of Subordinate Voting Shares from, the holders of Subordinate Voting Shares on terms that are at least as favourable to the holders of Subordinate Voting Shares as those made to the holders of Multiple Voting Shares (including, without limitation, pursuant to an amalgamation, arrangement, business combination or other similar transaction); (d) pursuant to an issuer bid (as such term is defined in National Instrument 62-104 – Take-Over Bids and Issuer Bids or any successor thereto or replacement thereof); or (e) pursuant to the granting, directly or indirectly, of a security interest which satisfies the requirements of Section 8 of the Current Trust Agreement. For the purposes of this Agreement, "market price" shall be determined in accordance with section 1.11(1) of National Instrument 62-104 – Take-Over Bids and Issuer Bids or any successor thereto or replacement thereof.

2.            Without limiting the generality of Section 1: (a) a sale will be deemed to be an indirect sale of Multiple Voting Shares owned by Henset for the purposes of Section 1 if the offer pursuant to which such sale is made would be deemed to be an indirect offer for the Multiple Voting Shares under the take-over bid provisions of applicable Canadian securities legislation; and (b) any sale which would result in the direct or indirect acquisition of ownership of Multiple Voting Shares or in the direct or indirect acquisition of control or direction over such shares, other than as permitted by Section 2 of the Current Trust Agreement, shall be construed to be a sale of such Multiple Voting Shares.

3.            Henset will use its best efforts to prevent any person or company from carrying out an indirect sale in respect of any Multiple Voting Shares owned from time to time by Henset, regardless of whether such person or company is a party to this Agreement, other than as permitted by Section 1.

4.            If any person or company carries out a sale (whether a direct or indirect) other than as permitted by Section 1 (and having regard to Section 2) in respect of any Multiple Voting Shares owned from time to time by Henset, Henset will not at the time such sale becomes effective or thereafter do any of the following with respect to any of the Multiple Voting Shares so sold:

(a)	dispose of them without the prior written consent of the Trustee;

(b)	convert them into Subordinate Voting Shares without the prior written consent of the Trustee; or

(c)	exercise any voting rights attaching to them

in each case, except in accordance with the written instructions of the Trustee, and Henset will comply with such instructions. The Trustee may attach conditions to any consent the Trustee gives in exercising its rights hereunder. The Trustee will exercise such rights in a manner that the Trustee, relying on the opinion of counsel, considers to be: (i) in the best interests of the holders of the Subordinate Voting Shares, other than Henset and holders of Subordinate Voting Shares who, in the opinion of the Trustee, relying on the opinion of counsel, participated directly or indirectly in the transaction that triggered the operation of this Section 4; and (ii) consistent with the intentions of the parties hereto, other than the Trustee, in entering into this Agreement, as such intentions are set out in the recitals to this Agreement.

5.            Henset will not effect or facilitate a disposition of any Multiple Voting Shares (including, subject to Section 8 of the Current Trust Agreement, granting a security interest therein) permitted by Section 1 unless the disposition is conditional upon the person or company acquiring such Multiple Voting Shares becoming a party to an agreement on the same terms and conditions, mutatis mutandis, as this Agreement, under which such person or company will have the same rights and obligations as the party effecting or facilitating such disposition hereunder and in which all references in this Agreement to the party effecting or facilitating such disposition will be to the acquiring person or company. The conversion of Multiple Voting Shares into Subordinate Voting Shares, whether or not such Subordinate Voting Shares are subsequently sold, will not constitute a disposition of Multiple Voting Shares which is prohibited by Section 1 of this Agreement.

6.            Henset shall immediately convert all of the issued and outstanding Multiple Voting Shares into Subordinate Voting Shares (on the basis (as of the date hereof) of one Subordinate Voting Share for each Multiple Voting Share so converted, without any other consideration), pursuant to the right of a holder of Multiple Voting Shares contained in the articles of Colliers, on the earliest to occur of:

(a)	the date that the sum of the number of Multiple Voting Shares and Subordinate Voting Shares beneficially owned by Henset and Jay, together with their respective associates (including, for the avoidance of doubt, the Foundation for so long as Jay and his immediate family controls the Foundation) and affiliates, and including through the ownership of securities convertible into or exchangeable or exercisable for Subordinate Voting Shares, is less than 4,000,000, as such number shall be equitably adjusted to reflect the effect of any share splits, share consolidations, share reorganizations, recapitalizations, or other similar changes to the outstanding capital structure of Colliers subsequent to the date hereof, and including for greater certainty through the issuance or other distribution of Subordinate Voting Shares or securities convertible into or exchangeable or exercisable for Subordinate Voting Shares to all or substantially all holders of Multiple Voting Shares and Subordinate Voting Shares;

(b)	the date that is twenty four (24) months after the date of the termination or expiry of the management services agreement (the "New MSA") entered into as of the date hereof among Jay, Jayset Management Inc. (or an affiliate thereof) ("ManagementCo") and Colliers due to any of the following: (i) the death of Jay; (ii) a bona fide illness, physical or mental, where Jay unable to devote his time and attention (on behalf ManagementCo) to the business and affairs of Colliers as required under the New MSA for the period specified under Section 4.6(a) of the New MSA and as determined in accordance with Section 4.6(c) of the New MSA; (iii) the voluntary termination of the New MSA by Jay and/or ManagementCo or the election of Jay and/or ManagementCo not to renew or extend the then term of the New MSA; or (iv) the occurrence of one of the specified cause reasons contained in Section 4.5 of the New MSA; or

(c)	September 1, 2028.

7.            In the event that the Trustee has been provided with information, as a result of which it has reasonable cause to believe that any provision of this Agreement has been or may be breached (by any person other than the Trustee), the Trustee shall, relying on the opinion of counsel, make reasonable inquiries to determine whether: (i) such a breach has occurred or is intended to occur, and (ii) such breach or intended breach can be corrected expeditiously and without prejudice to the bona fide interests of the holders of Subordinate Voting Shares, and if so, the steps proposed to be taken by such parties to correct such breach or intended breach. If the Trustee thereupon determines that a breach or intended breach has occurred or is intended and either cannot be corrected expeditiously or the steps proposed to be taken to correct such breach or intended breach will not adequately correct such breach expeditiously and without prejudice to the bonda fide interests of the holders of Subordinate Voting Shares, the Trustee shall forthwith deliver to Colliers a certificate stating that the Trustee has made such determination. The Trustee will thereupon be entitled to take and, subject to Section 9, will take such action as the Trustee, acting on the opinion of counsel, considers necessary to enforce its rights under this agreement on behalf of the holders of the Subordinate Voting Shares.

For greater certainty, it is acknowledged by all parties that the Trustee does not act as transfer agent for the Multiple Voting Shares and will have no knowledge of any sale or potential sale of Multiple Voting Shares unless notified of such hereunder.

Nothing in this Section 7 shall impose on the Trustee any obligation to make inquiries as to any breach or intended breach of this Agreement provided that the Trustee does not have reasonable cause to believe that such a breach has occurred or is intended. Where the Trustee does not have any reasonable cause to so believe, the Trustee shall have no liability under this Section 7 in respect of any breach or intended breach.

8.            Subject to Section 9, in the event holders of not less than 10% of the then outstanding Subordinate Voting Shares determine that any provision of this Agreement has been or will be breached (by any person other than the Trustee), such holders may require the Trustee to take action in connection therewith by delivering to the Trustee a requisition in writing signed in one or more counterparts by such registered holders and setting forth the action to be taken by the Trustee, and upon receipt by the Trustee of such a requisition, the Trustee will forthwith take such action as is specified in the requisition and any other action that the Trustee, relying on the opinion of counsel, considers necessary to enforce its rights under this Agreement on behalf of the holders of the Subordinate Voting Shares; provided that the Trustee shall in the first instance determine, relying on an opinion of counsel, whether the breach or intended breach can be corrected expeditiously and without prejudice to the bona fide interests of the holders of the Subordinate Voting Shares, and if so, whether the steps proposed to be taken by Jay, Henset, Colliers and/or a beneficial owner to correct such breach or intended breach will adequately correct such breach expeditiously and without prejudice to the bona fide interests of the holders of Subordinate Voting Shares.

9.            The obligation of the Trustee to take any action on behalf of the holders of the Subordinate Voting Shares will be conditional upon the Trustee receiving from Colliers or from one or more holders of Subordinate Voting Shares: (i) such funds and indemnities as the Trustee may reasonably require in respect of any fees, costs or expenses which it may incur or any liability that it may be exposed to in connection with any such action; and (ii) conclusive evidence of the registered holdings of the holders of Subordinate Voting Shares, including, but not limited to, a register showing the registered holders of outstanding Subordinate Voting Shares, the number of Subordinate Voting Shares so held by each holder and the total number of then outstanding Subordinate Voting Shares. Colliers will provide such funding and indemnities to the Trustee if the Trustee has delivered to Colliers the certificate referred to in Section 7.

10.            No holder of Subordinate Voting Shares will have the right, other than through the Trustee, to institute any action or proceeding or to exercise any other remedy for the purpose of enforcing any rights arising from this Agreement unless holders of Subordinate Voting Shares have requested in the manner specified in Section 8 that the Trustee act and have provided reasonable funds and indemnities to the Trustee and the Trustee has failed to so act within 30 days after the provision of such funds and indemnities. In such case, any holder of Subordinate Voting Shares acting on behalf of such holder and all other holders of Subordinate Voting Shares will be entitled to initiate whatever proceedings that the Trustee would have been entitled to initiate in any court of competent jurisdiction.

11.            The Trustee may resign and be discharged from all further duties and liabilities hereunder, subject to this Section 11, after giving 60 days' written notice to the other parties hereto or such shorter notice as such parties may accept as sufficient. Colliers will have the power at any time to remove the existing Trustee, provided such removal does not adversely affect the interests of the holders of the Subordinate Voting Shares, after giving the Trustee 30 days' written notice of such removal or such shorter notice that the Trustee will accept as sufficient. In the event that the office of the Trustee becomes vacant due to the removal of the existing Trustee by Colliers, Colliers will forthwith appoint a new trustee which must be one of the largest five corporations (in terms of assets under administration) licensed or authorized to carry on the business of a trust company in Ontario. In the event that the office of the Trustee becomes vacant otherwise than by removal of the Trustee by Colliers, Colliers will forthwith appoint a new trustee which must be a corporation licensed or authorized to carry on the business of a trust company in Ontario; failing such appointment, any of the parties hereto or any holder of Subordinate Voting Shares may apply to a judge of the Ontario Superior Court of Justice for the appointment of a new trustee. Upon any new appointment, the new trustee will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the Trustee, but there will be immediately executed, at the expense of Colliers, all such instruments as may be, in the opinion of counsel to Colliers, necessary or desirable to assure such vesting. Any resignation of the Trustee will not become effective until the successor party executes an appropriate instrument accepting the appointment of the new trustee. Notwithstanding such resignation or removal, the Trustee will continue to be indemnified in accordance with Section 12.

12.	(a)	Jay, Henset and Colliers (and any of their respective successors or assigns hereunder) hereby jointly and severally indemnify and save harmless the Trustee from and against all claims, losses, damages, costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee’s legal counsel) which may be paid, incurred or suffered by the Trustee by reason of or as a result of the Trustee’s acceptance or administration of the trust hereunder, its compliance with its duties set forth in this Agreement or any written, electronic or oral instructions delivered to the Trustee by Colliers pursuant hereto, except to the extent that the same results from its own gross negligence, willful misconduct or bad faith. In no case shall Jay, Henset and Colliers be liable under the indemnity in this subsection 12(a) for any claim against the Trustee unless such parties shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Trustee, as soon as practicable after the Trustee shall have received any such written assertion of a claim, or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim. Jay, Henset and/or Colliers shall be entitled to participate at its own expense in the defence of the assertion or claim. Subject to paragraph 12(a)(ii), Jay, Henset and/or Colliers may elect at any time after receipt of such notice to assume the defence of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless:

(i)	the employment of such counsel has been authorized by Jay, Henset or Colliers; or

(ii)	the named parties to any such suit include both the Trustee, Jay, Henset and/or Colliers and the Trustee shall have been advised by counsel acceptable to Jay, Henset and Colliers that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to Jay, Henset and/or Colliers (in which case Jay, Henset and Colliers shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be jointly and severally liable to pay the reasonable fees and expenses of counsel for the Trustee).

For greater certainty, this indemnity will include any claims, losses, damages, costs, penalties, fines incurred or suffered by the Trustee arising under the Original

Trust Agreement. This indemnity shall survive the resignation or removal of the Trustee and the termination of this Agreement.

(b)	The Trustee may employ or retain such counsel (who may be counsel to Colliers), auditors, accountants or other experts or advisers, whose qualifications give authority to any opinion or report made by them as it may reasonably require for the purpose of discharging its duties hereunder and will not be responsible for any misconduct or negligence on the part of any of them. The Trustee may, if it is acting in good faith, rely on the accuracy of any such opinion or report.

(c)	The Trustee will have no responsibility, if it is acting in good faith, for the genuineness or validity of any securities, documents or other things deposited with it. In the exercise of its rights, duties and obligations hereunder, the Trustee may, if it is acting in good faith, rely as to the truth of the statements made in any certificates or other documents provided to it.

(d)	The Trustee shall not be liable for any action taken or omitted to be taken by it under or in connection with this Agreement, except for its own gross negligence, willful misconduct or bad faith.

(e)	The Trustee may, if it is acting in good faith, rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any instruction, advice, notice, opinion or other document believed by it to be genuine and to have been signed or presented by the proper party or parties and, subject to subsection 12(d), shall be under no liability with respect to any action taken or omitted to be taken in accordance with such instruction, advice, notice, opinion or other document.

(f)	This Agreement sets forth exclusively the duties of the Trustee with respect to any and all matters pertinent hereto and no implied duties or obligations shall be read into the agreement against the Trustee, including any agreement referred to in this Agreement to which the Trustee is not a party, including without limitation, the Original Trust Agreement.

(g)	None of the provisions of this Agreement shall require the Trustee under any circumstances whatsoever to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or the exercise of any of its rights or powers in connection with this Agreement.

13.            Colliers will pay the reasonable fees and expenses of the Trustee in connection with the performance of the Trustee's obligations hereunder, including the reasonable fees and disbursements of counsel or other experts employed by the Trustee but this Section 13 will not require Colliers to pay any fees or expenses in connection with any action taken by the Trustee pursuant to Section 7 and Section 8 if the Trustee has not delivered to Colliers the certificate referred to in Section 7 with respect to such action.

14.            The Trustee hereby accepts the appointment as trustee for the holders from time to time of the Subordinate Voting Shares and the trusts in this Agreement declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold and exercise the rights, privileges and benefits conferred upon it hereby in trust for the various persons who are from time to time holders of Subordinate Voting Shares.

15.            In the exercise of its rights and duties hereunder, the Trustee will exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

16.            The Trustee represents that at the time of the execution and delivery hereof no material conflict of interests exists in the Trustee's role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within one month after ascertaining that it has such material conflict of interest, either eliminate the same or resign its trust hereunder. Subject to the foregoing, the Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of Colliers and generally may contract with and enter into financial transactions with Colliers or any of its affiliates without being liable to account for any profit made thereby.

17.            The parties hereto, other than the Trustee, covenant and agree that all certificates representing Multiple Voting Shares issued after the date hereof will have endorsed thereon a legend to the effect that the Multiple Voting Shares represented by such certificates are subject to the terms of this Agreement and that a copy of this Agreement may be examined at the head office of Colliers. Colliers will maintain a true copy of this Agreement at its head office and will permit any shareholder of Colliers to inspect and make copies thereof during normal business hours.

18.            It is acknowledged that damages may not be an adequate remedy if a party, other than the Trustee, bound by this Agreement breaches any of its covenants contained herein. Therefore, the parties, other than the Trustee, agree that orders of specific performance, injunctions, and other equitable remedies may be required to protect the parties hereto and the holders of Subordinate Voting Shares and thus may be sought and obtained hereunder in lieu of or in addition to damages and all defences and protests with respect to the seeking or granting thereof are hereby waived to the maximum extent permitted by law.

19.            This Agreement will take effect on the date hereof and shall terminate on the date upon which there are no longer any Multiple Voting Shares issued and outstanding; provided, however, that the obligations of Colliers under Sections 12 and 13 shall survive. Colliers will provide notice to the Trustee of the termination of this Agreement.

20.            This Agreement will not be amended, varied or modified and no provision thereof will be waived, except with the approval of at least two-thirds of the votes cast by the holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment, variation, modification or waiver, which two-thirds majority must include a simple majority of the votes cast by the holders of Subordinate Voting Shares, excluding any person (including Henset) who owns Multiple Voting Shares, is an affiliate of a person who owns Multiple Voting Shares or is a person who has an agreement to purchase Multiple Voting Shares prior to giving effect to the amendment, variation, modification or waiver.

21.            Notwithstanding the provisions of Section 20, this Agreement may be amended without the approval of the holders of the Subordinate Voting Shares in order to correct or rectify any errors, ambiguities, defective provisions, inconsistencies or omissions herein, provided that the Trustee is of the opinion, relying on the opinion of counsel, that the rights hereunder of the holders of Subordinate Voting Shares will not be prejudiced in any material respect by such amendment and further provided that the prior consent of the TSX in respect of such amendment had been received.

22.            No provision in this Agreement shall limit the rights of any holders of Subordinate Voting Shares under applicable Canadian securities legislation.

23.            Any notice or other communication made pursuant to or in connection with this Agreement will be sufficiently given if it is in writing and delivered or sent by registered mail or by facsimile transmission, email or other form of recorded communication:

(a)	if to Jay or Henset, to: c/o Henset Capital Inc.

1140 Bay Street, Suite 4000

Toronto, Ontario

M5S 2B4

Attention: Jay S. Hennick

Facsimile No.: 416-960-5333

Email: Jay.Hennick@colliers.com

(b)	if to Colliers, to:

1140 Bay Street, Suite 4000

Toronto, Ontario

M5S 2B4

Attention: Vice President, Legal Counsel & Corporate Secretary

Facsimile No: 416-960-5333

Email: Matthew.Hawkins@colliers.com

(c)	if to the Trustee, to: TSX Trust Company

301-100 Adelaide Street W.

Toronto, ON, M5H 4H1

Attention: Vice President , Trust Services

Facsimile No: 416 361 0470

Email: tmxestaff-corporatetrust@tmx.com

or to such other address as the party to whom such notice or communication is to be given shall have last designated to the party giving the same in the manner specified in this Section 23. Any such notice or communication shall be deemed to have been given and received on the day it is so delivered or sent or on the third day following the mailing thereof in Ontario, as the case may be.

24.            This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The terms "associate" and "affiliate" used herein will have the meanings ascribed thereto under National Instrument 62- 104 – Take-Over Bids and Issuer Bids or any successor thereto or replacement thereof. The term “counsel” used herein means a barrister or solicitor or a firm of barristers and solicitors (who may be counsel for the Company) acceptable to the Trustee, acting reasonably.

25.            The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment and acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, economic sanctions, regulation or guideline. Further, should the Trustee, in its sole judgment and acting reasonably, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, economic sanctions, regulation or guideline, then it shall have the right to resign on ten (10) days’ written notice to the Company or any shorter period of time as agreed to by the Company, provided that: (a) the Trustee’s written notice shall describe the circumstances of such non-compliance; and (b) if such circumstances are rectified to the Trustee’s satisfaction within such ten (10)-day period, then such resignation shall not be effective.

26.            No party to this Agreement shall be liable to the others, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including general mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 26.

27.            This Agreement will enure to the benefit of and be binding upon the parties and their respective heirs, legal representatives, successors and assigns, as applicable. Any entity resulting from the merger, amalgamation or continuation of the Trustee, or succeeding to all or substantially all of its corporate trust business (by sale of such business or otherwise), shall thereupon automatically become the Trustee hereunder without further act or formality.

28.            The parties hereto will do and perform and cause to be done and performed such further and other acts and things as may be necessary or desirable in order to give full effect to this Agreement.

29.            Other than as contemplated herein, this Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.

30.            If any provision or portion thereof of this Agreement or of the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement or the application of such provision or portion thereof to any other person or circumstance shall not be affected thereby and each provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

31.            This Agreement may be simultaneously executed by the parties hereto in counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof. Delivery of an executed signature page to this Agreement by any party by electronic transmission shall be as effective as delivery of a manually executed copy of this Agreement by such party.

32.            Colliers shall do all things necessary to facilitate the due performance of this Agreement, including the fulfillment by Henset of its obligations hereunder.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have executed these presents on the day and year first above written.

HENSET CAPITAL INC.

Per:	<Signed> Jay S. Hennick Name: Jay S. Hennick

Title: President

COLLIERS INTERNATIONAL GROUP INC.

Per:	<Signed> Peter F. Cohen Name: Peter F. Cohen

Title: Vice Chairman and Lead Director

TSX TRUST COMPANY

<Signed> Michael Rosenberg

Name: Michael Rosenberg

Title: Sr. Trust Officer

Per:	<Signed> Brett Higgs Name: Brett Higgs

Title: Corporate Trust Officer

SIGNED AND DELIVERED

in the presence of

<Signed> Jonathan Ng

Signature of Witness

Jonathan Ng________

Print Name of Witness

Trust Agreement with TSX